Media and Financial Contact:
Gentry Brann
225.987.7372
gentry.brann@shawgrp.com

Shaw Announces Commencement of Tender Offer
to Purchase up to $150 Million of its Common Stock

BATON ROUGE, La., Nov. 8, 2011 — The Shaw Group Inc. (NYSE: SHAW) today announced that it has commenced a modified “Dutch Auction” cash tender offer to purchase up to $150 million in value of its common stock at a price range that is not greater than $25.25 nor less than $22.25 per share. The number of shares proposed to be purchased in the tender offer (at the minimum purchase price of $22.25 per share) represents approximately 9.5 percent of the company’s currently outstanding common shares. The price range in the tender offer represents a premium of approximately 0.3 to 13.8 percent to the last reported sales price of the company’s common stock on the New York Stock Exchange of $22.18 on Oct. 28, 2011, which was the last trading day prior to the announcement of the company’s intention to conduct a tender offer. The last reported sales price per share of the company’s common stock on the New York Stock Exchange on Nov. 7, 2011 was $25.07 per share.

The tender offer will expire at 5 p.m. New York City time, on Thursday, Dec. 8, 2011, unless extended. Tenders of shares of the company’s common stock must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer. The tender offer is subject to a number of terms and conditions described in the Offer to Purchase that will be distributed to stockholders.

A modified “Dutch Auction” tender offer allows stockholders to indicate how many shares and at what price(s) they wish to tender their shares within the specified share price range. Based on the number of shares tendered and the prices specified by the tendering stockholders, Shaw will determine the lowest per share price within the range that will enable it to purchase up to $150 million of its common stock or a lower amount depending on the number of shares that are properly tendered. If, based on the final purchase price determined in the tender offer, more than $150 million in value of shares are tendered properly and not validly withdrawn, then Shaw will purchase shares tendered at or below the per share purchase price on a pro rata basis as is specified in the offer to purchase, subject to the “odd lot” and conditional tender offer provisions described in the Offer to Purchase. In accordance with the rules of the Securities and Exchange Commission, Shaw may increase the value of shares purchased in the offer and thereby increase the number of shares accepted for payment in the offer by no more than 2 percent of Shaw’s outstanding shares without amending or extending the tender offer.

All shares that are acquired in the tender offer will be acquired at the same purchase price, including shares that are tendered at a lower price. Stockholders whose shares are purchased in the tender offer will be paid the purchase price in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer. The tender offer is not contingent upon obtaining financing or on any minimum number of shares being tendered. However, the tender offer is subject to a number of other conditions specified in the Offer to Purchase that will be distributed to Shaw’s stockholders.

Georgeson Inc. is the Information Agent for the tender offer and any questions concerning the tender offer or requests for copies of the Offer to Purchase, Letter of Transmittal and related documents should be directed to Georgeson Inc. by calling (212) 440-9800 (banks and brokerage firms) or (866) 767-8986 (all others toll free). The Dealer Manager for the offer is Morgan Stanley & Co. LLC. Questions concerning the tender offer may be directed to Morgan Stanley & Co. LLC at (855) 383-2921 (call toll free). American Stock Transfer & Trust Company LLC is the Depositary for the tender offer. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to registered stockholders and also will be made available for distribution to beneficial owners of Shaw’s common stock.

Neither The Shaw Group Inc. nor any member of its board of directors, nor the Dealer Manager, the Depositary or the Information Agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer or as to the price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decisions as to how many shares they will tender, if any, and the price, within the stated range, at which they will offer their shares for purchase by the Company.

Shaw’s directors and directors and executive officers have advised Shaw that they do not intend to tender their common shares in the tender offer.

About The Shaw Group Inc.

The Shaw Group Inc. (NYSE:SHAW) is a leading global provider of engineering, construction, technology, fabrication, remediation and support services for clients in the energy, chemicals, environmental, infrastructure and emergency response industries. A Fortune 500 company with fiscal year 2011 annual revenues of $5.9 billion, Shaw has approximately 27,000 employees around the world and is a power sector industry leader according to Engineering News-Record’s list of Top 500 Design Firms. For more information, please visit Shaw’s website at www.shawgrp.com.

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Tender Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares of Shaw’s common stock. The tender offer is being made only pursuant to the Offer to Purchase, the Letter of Transmittal and related materials that Shaw will be distributing to its stockholders and filing with the Securities and Exchange Commission. Stockholders should read carefully the Offer to Purchase, the Letter of Transmittal and related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Stockholders may obtain free copies of the Offer to Purchase and other related materials when filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or at the Investor Relations section of Shaw’s website at www.shawgrp.com. In addition, stockholders may also obtain copies of these documents, when available, free of charge, by contacting Georgeson Inc., the Information Agent for the Offer, by telephone at (866) 767-8986 (toll-free), or in writing to 199 Water Street, 29th Floor, New York, New York 10038.

Forward-Looking Statements

This press release contains forward-looking statements and information about our current and future prospects and our operations and financial results, which are based on currently available information. The forward looking statements include assumptions about our operations, such as cost controls and market conditions, that may not be realized. Actual future results and financial performance could vary significantly from those anticipated in such statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, the occurrence of certain events or otherwise.

Among the factors that could cause future events or transactions to differ from those we expect are those risks discussed under Item 1A “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended August 31, 2011, and our other reports filed with the Securities and Exchange Commission (SEC). Please read our “Risk Factors” and other cautionary statements contained in these filings.

As a result of these risks and others, actual results could vary significantly from those anticipated in this press release, and our financial condition and results of operations could be materially adversely affected.

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